 Exhibit 99.1

First Mining Provides Springpole Exploration Update on District-Scale Birch-Uchi Greenstone Belt

District exploration programs returned high-grade gold mineralization in rock sampling up to 42.4 g/t Au, favourable soil geochemistry anomalies and saw the completion of a regional airborne geophysical survey

VANCOUVER, BC, Jan. 17, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an update on exploration activities at its Birch-Uchi Greenstone Belt ("BUGB") Project located in the Red Lake Mining District of Ontario, Canada, near the Company's Springpole Gold Project ("Springpole").

First Mining has commenced a district-scale exploration program as part of a multi-year strategy to unlock the exploration potential on the +70,000-hectare property position located in the underexplored BUGB. The mineral tenure comprising the BUGB Project surrounds Springpole, which was advanced to a Pre-Feasibility Study that was completed in January 2021 and contains an Indicated Resource of 4.6 Moz Au at 0.94 g/t and additional Inferred Resource of 300 koz Au at 0.54 g/t, including Probable Reserves of 3.8 Moz Au at 0.97 g/t, as set out in the technical report entitled "NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario, Canada", which was prepared for First Mining by AGP Mining Consultants Inc. ("AGP") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has an effective date of January 20, 2021. First Mining is currently advancing Springpole toward a Feasibility Study.

The BUGB exploration work programs have included widespread initial screening campaigns comprised of geochemical, geological, and geophysical surveys over key transects and favourable exploration features of the BUGB property setting that include components around structure, lithology, and mineralization (see Figure 1).  The Company's exploration team has also been actively completing data acquisition that is targeted across the project area in a first ever district-scale regional program that aims to establish priority targeting at a meaningful and modern scaled approach.

"We are very excited to be embarking on our first district-scale exploration program in the Birch-Uchi Greenstone Belt.  We are encouraged by the initial results of the rock and soil sampling programs and the results of the regional airborne geophysical survey," stated Dan Wilton, CEO of First Mining. "Our exploration program represents the next pillar of growth, and we are confident that our continued exploration success will add significant optionality by delivering sizeable exploration growth potential for First Mining and socio-economic benefits in the region as we aim to grow our current 21% Indigenous employee base."

Figure 1: The consolidated First Mining Birch-Uchi Greenstone Belt mineral tenure around Springpole, highlighting the regional 2022 BUGB exploration campaigns (CNW Group/First Mining Gold Corp.)

Work Program and Exploration Highlights

  District rock sampling programs have returned significant gold results across multiple centres of mineralization over the project area and are highlighted by higher grade samples including 42.4 g/t Au at the Sirius target, 34.7 g/t Au at the historic Sol D'Or Mine, 15.4 g/t Au at the Bronco target, and 15.3 g/t Au at the Canamer target.
  Additional significant and anomalous supporting gold results (see Table 1) from rock samples continue to build up a sizeable district dataset for targeting of mineralization hot spots and favourably endowed gold trends.
  Regional airborne geophysics coverage has now been completed over much of the BUGB area following the flying of a 3,843 line-kilometre, high resolution magnetic and electro-magnetic survey.
  The geophysical survey provides a core supplement to the existing geophysical coverage in the region and was successfully supported by industry-leading service providers and partners in SkyTEM and Mira Geoscience; survey outputs and processing products will further provide district base layers of geoscience data that are fundamental in supporting a path to large-scale systematic targeting involving a modern scale and approach.
  Soil geochemical gap analysis, infill and pioneering surveys have been completed over conducive terrains, where an additional +700 samples were collected over varying grid scales by area; targeted B-horizon soil geochemistry is providing a tool in resolution when coupled with additional geoscience datasets that is linked in evolving a structural, stratigraphic and mineralizing framework that will be supportive in forward geoscience modelling and targeting initiatives.
  A five drillhole campaign, totalling 1,560 m was completed at the Swain property; initial results are visually indicative of favourable host lithologies, zones of meaningful width, and increased mineralization around key structures. Full gold and ICP data are expected by the end of Q1 2023 and are pending QA/QC and program data integration.

Table 1: Rock Sampling Highlights

Sample ID	Easting (NAD83)	Northing (NAD83)	Gold Grade (g/t)	Sample Type	Target Area	Property
B1055002	545754	5689298	42.4	Grab	Sirius	Springpole
B1055352	533115	5680767	34.7	Muck	Sol D'Or	Sol D' Or
B1055423	536303	5692072	15.4	Grab	Bronco	Horseshoe (Springpole)
B1055078	556499	5695341	15.3	Grab	Canamer	Birch
B1055051	527750	5681880	9.3	Grab	Bullseye	Swain
B1055346	534811	5702376	6.2	Float	Fox	Vixen North
B1055032	529458	5683437	2.9	Grab	Mystical	Swain
B1055294	533521	5691237	2.7	Grab	Mustang	Horseshoe (Springpole)

*Rock grab samples are selective in nature and may not represent the true grade or style of mineralization across the project area. A total of 537 samples were selected for analysis with only a portion returning significant or anomalous results.  The results as listed include all samples received to date >2 g/t Au, with additional samples returning values below this threshold, or below detection limits (5 ppb).  Easting and northing coordinates for samples are Universal Transverse Mercator (UTM), NAD83 datum.

About the Birch-Uchi Greenstone Belt Project

The BUGB Project hosts significant geologic elements, including historic production centres that are demonstrative of a strong gold endowment and affinity for new discovery.  First Mining's extensive BUGB property position (Figure 1) is located within the Red Lake Mining District and is situated approximately 80 km east of the Red Lake Mines Complex of Evolution Mining and 75 km northeast of Kinross Gold's Dixie Project (formerly owned by Great Bear Resources Ltd).  The geology of the region is comprised of Archean Greenstone terranes that are endowed by significant gold mineralization inclusive of orogenic and alkaline intrusion related deposit styles. Initial data compilation and validation to date has indicated that the region demonstrates an underexplored and previously fragmented exploration immaturity that is well levered to the Company's strategy of consolidation and district screening. With initial field programs now completed, the Company anticipates additional updates as datasets and analytical results become available.

First Mining's VP Exploration, James Maxwell, commented: "Our teams have embarked on the exploration path to demonstrate the future resource discovery potential of the Birch-Uchi Greenstone Belt taking advantage of the recent tenure consolidation completed by First Mining in 2021 and 2022."

BUGB Project Target Overview

The BUGB hosts multiple gold mineralization styles throughout, which supports having a strong multi-discipline geoscience foundation that can be applied in an integrated and iterative targeting approach that can be leveraged for distinction or in combination. Early targeting and vectoring elements highlight consolidated target opportunities surrounding the Swain - Sol D'Or, Horseshoe, Sirius, and Canamer target areas.

The Swain - Sol D'Or target area is situated along the Grace Deformation zone (GDZ), a splay off the regional Swain Deformation Zone (SDZ) that is coincident with the geology of the historical Sol D'Or Mine, where a 34.7 g/t Au muck sample was returned proximal to an area of historic workings (Table 1). The Swain - Sol D'Or targeting effort within the larger scale setting comprises gold bearing quartz veins of orogenic affinity that are hosted in felsic to intermediate volcanics interbedded with Banded Iron Formations (BIF). Early target evolvement and the 2022 exploration drilling are supporting further exploration and prioritization of favourable geological gold mineralization system(s) along the GDZ. The Mystical showing (Table 1) and favourable gold and arsenic soil geochemical anomalies located in the southeast corner of the property are highlighted preliminary targets for 2023 follow-up that will be further resolved with processing and integration of the geophysical airborne campaign.

The Horseshoe target area is currently characterized as an intrusion-hosted gold occurrence, with mineralization concentrated along structural contacts that have acted as favourable pathways. The Horseshoe occurrence, as well as newly discovered Mustang and Bronco showings (Table 1) are all situated within a setting of regional shearing and faulting occurring along the SDZ on the Horseshoe property.  The Horseshoe target is evolving as a priority 2023 drill ready target and further follow-up field work is now being planned to advance drill stage targets for Bronco and Mustang. The Bronco showing is hosted within a felsic volcanic unit, that is strongly sheared and foliated supporting favourable host rock preparation. The Mustang showing is also coincident with a felsic volcanic unit and hosts sheared quartz veins and iron-oxide alteration.

The Sirius target is located approximately 2.5 km SW of Springpole and returned this season's highest rock grab sample with 42.4 g/t Au during a follow-up campaign of favourable targets identified from our 2021 reconnaissance and compilation recommendations. The mineralization is hosted in a structurally complex area with ductile deformed quartz veins associated with local volcanic – sedimentary contacts. Preliminary indications consider a series of intersection lineations within a sheared setting that defines a component of mineralization plunge control open for exploration down dip and along strike.

The Canamer target returned favourable gold results during the 2022 field campaign (15.3 g/t Au) and has been followed up with property scale modelling that has generated a strong preliminary drill ready model focused in targeting local banded iron formation hosted gold mineralization along strike and at depth. The property wide BIFs are hosted in a volcanic sequence where mineralization is structurally controlled in relation to a series of regional folding events. The mineralization is interpreted to include higher grade shoots (example - 244.73 g/t Au over 2.45 m in historic drill hole TWD-DDH-91) where targeting for new discoveries with scale is a focus and will be supported by both geological and geophysical inputs.  Preliminary outcomes of the 2022 airborne geophysics are becoming available and further advancing favourable resolution of the target areas.

Upcoming Exploration Activities

  First Mining is committed to an Anishinaabe Impact Assessment working with local First Nation communities with a focus on increasing the ability of community members to participate in current and future negotiations and contract and employment opportunities. First Mining is committed to supporting initiatives that promote community health and well-being, and is seeking to collaborate with communities, industry, and all levels of government on sustainable programs for the region to ensure a healthy and productive workforce for the future.
  As the 2022 exploration campaigns results are finalized, Swain – Sol D'Or target diamond drilling and additional district grab sample results are under review and interpretation. The First Mining exploration team continues to integrate the data for consolidation, analysis and target evolvement.
  Geophysical survey data from SkyTEM was delivered in December 2022, whereby First Mining has further engaged with technical specialists at Mira Geosciences to develop advanced geophysical interpretation, modelling and 3D inversion support products at the start of 2023.
  The aim is to develop a modern, integrated approach of data processing and consolidation by leveraging all datasets for exploration target assessment and building out a district-scale geological model with a focused pipeline of targets that vary from grassroots to drill ready discovery level.
  Early results have already highlighted that the 2023 field season will build out, infill and follow-up on highlighted anomalies from the 2022 field campaign, advancing the favourable geoscience metrics and extent of mineral showings. The team is also focusing on the development of priority drill ready targets on the Satterly, Swain-Sol D'Or, Horseshoe, Springpole and Birch properties.
  This integrated consolidation approach will support the development and advancement for 2023 and the Company's future exploration strategy.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining described within exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. All rock samples were sent to Activation Laboratories located in Thunder Bay, Ontario where they were processed for gold analysis by 50 gram fire assay, with finish by a combination of atomic absorption and gravimetric methods. Activation Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022 and an Indigenous community-based Anishnaabe Impact Assessment expected in 2023, and the Duparquet, Pitt and Duquesne Gold Projects in Quebec, a collection of advanced stage development assets located on the Destor-Porcupine Fault in the prolific Abitibi region.  First Mining also owns the Cameron project in Ontario and a portfolio of gold project interests including the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 20 royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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CO: First Mining Gold Corp.

CNW 07:08e 17-JAN-23